UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June 2014

Commission File Number 000-25383

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable.

(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TABLE OF CONTENTS

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS
SIGNATURES

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Infosys Limited (“Infosys” or the “Company”) hereby furnishes to the United States Securities and Exchange Commission, the following information concerning the matters voted upon at the Annual General Meeting, or AGM, of the Company held on June 14, 2014.

The following is a brief description of the matters to be voted upon by the members of the Company both by electronic means and at the AGM held on June 14, 2014, along with votes cast for, against or withheld, as well as the number of abstentions and broker non-votes, as to each matter.

The information contained in this Form 6-K shall be deemed to be incorporated by reference into the Company's registration statements under the Securities Act of 1933, as amended.

The matters to be voted upon were notified to the shareholders on record and, through the Depositary, to all registered holders of American Depositary Shares (“ADSs”) who were holding the ADSs on a record date determined by the Depositary.

As per the Indian Companies Act, 2013, the Company provided its members the facility to cast their votes by electronic means (“E-voting”) for all resolutions. The E-voting period commenced on June 8, 2014 and ended on June 10, 2014. Those shareholders of the Company who were eligible to vote and did not vote by E-voting could only cast their votes at the AGM.

1,067 shareholders representing in aggregate 53, 480,334 equity shares attended the AGM in person and 163 shareholders representing in aggregate 117,900,024 equity shares attended the AGM through a proxy.

At the Company’s AGM, the following directors retired by rotation and were eligible for re-election:

•	Mr. B. G. Srinivas
•	Mr. S. Gopalakrishnan

Mr. B. G. Srinivas stepped down as a member of the Board of Directors (“Board”) and resigned from the services of the Company effective June 10, 2014. Therefore, the resolution to appoint a Director in place of Mr. B. G. Srinivas was withdrawn.

Mr. S. Gopalakrishnan was re-elected by the requisite majority of the Company’s shareholders.

Mr. U.B. Pravin Rao, who had previously been appointed by the Board as an additional and whole-time director of the Company on January 10, 2014, was elected as a director liable to retire by rotation and also as a whole-time director.

Ms. Kiran Mazumdar-Shaw, who had previously been appointed by the Board as an additional director of the Company on January 10, 2014 was elected as an independent director of the Company up to March 31, 2019, not liable to retire by rotation.

Ms. Carol M. Browner, who had previously been appointed by the Board as an additional director of the Company effective April 29, 2014 was elected as an independent director of the Company up to April 28, 2019, not liable to retire by rotation.

Mr. Ravi Venkatesan, who retired by rotation at the AGM, was elected as an independent director of the Company up to March 31, 2019, not liable to retire by rotation.

In addition, the following matters were also voted upon at the AGM:

•	The receipt, consideration and adoption of the Company’s balance sheet as at March 31, 2014, the profit and loss for the year ended on that date and the report of the directors and the auditors thereon.
•	The declaration of a final dividend for the financial year ended March 31, 2014.
•	The appointment of auditors to hold office from the conclusion of the AGM until the conclusion of the fourth consecutive AGM and to fix their remuneration.
•	The approval of the entry into a contract to transfer the Company’s Products, Platforms and Solutions business and undertaking to Edgeverve Systems Limited, a wholly owned subsidiary of the Company. This is a related party transaction.
•	To approve not to fill for the time being, the vacancy caused by the retirement of Ms. Ann M. Fudge as a director, who retires by rotation as a director at the AGM and does not seek re-appointment.

	Brief Description of the matter put to vote	Votes for (1)(2)	Votes against / withheld (1)(2)	Abstentions / Broker Non-votes
1.	To receive, consider and adopt the Balance Sheet as at March 31, 2014, the Statement of Profit and Loss for the year ended on that date and the Report of the Directors and the Auditors thereon.	333,621,156	20,237	–
2.	To declare a final dividend for the financial year ended March 31, 2014.	334,896,239	4,469	–
3.	To appoint a director in place of Mr. B. G. Srinivas, who retires by rotation and, being eligible, seeks re-appointment.	Resolution withdrawn	Resolution withdrawn	Resolution withdrawn
4.	To appoint a director in place of Mr. S. Gopalakrishnan, who retires by rotation, and being eligible, seeks re-appointment.	332,032,044	1,121,286	–
5.	To appoint auditors to hold office from the conclusion of this Annual General Meeting until the conclusion of the fourth consecutive Annual General Meeting and to fix their remuneration.	326,924,043	4,709,058	–
6.	To appoint Mr. U. B. Pravin Rao as a director liable to retire by rotation and a whole-time director.	325,079,307	9,340,429	–
7.	To appoint Ms. Kiran Mazumdar-Shaw as an independent director.	328,382,273	6,359,559	–
8.	To appoint Ms. Carol M. Browner as an independent director.	334,744,328	58,063	–
9.	To appoint Mr. Ravi Venkatesan as an independent director.	334,130,035	619,315	–
10.	To approve the entry into a contract to transfer of Company’s Products, Platforms and Solutions’ business and undertaking to Edgeverve Systems Limited, a wholly owned subsidiary of the Company which is a related party transaction.	334,778,486	59,942	–
11.	To approve not to fill for the time being, the vacancy caused by the retirement of Ms. Ann M. Fudge as a director, who retires by rotation as a director at the AGM and does not seek re-appointment.	334,684,439	109,756	–

(1)	Under the Indian Companies Act, 2013, the Company shall provide to its members the facility to exercise their right to vote at general meetings by electronic means. Accordingly, the Company is providing e-voting facility to all members to enable them to cast their votes electronically on all resolutions. Those members who did not vote by electronic means, could only cast their votes at the AGM, whether in person or by proxy.
(2)	Under the Indian Companies Act, 2013, and as per our Articles of Association, the voting rights of every member whether present in person or by proxy, shall be in proportion to his or her share of our paid-up capital.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Infosys Limited /s/ S. D. Shibulal

Date: June 17, 2014	S. D. Shibulal Chief Executive Officer